

Mail Stop 4631

December 23, 2009

By U.S. Mail

Daryl Wilson
President and Chief Executive Officer
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario, Canada L5R 1B8

> **Re:** **Hydrogenics Corporation—Corporation Hydrogénique**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed December 22, 2009**
> **File No. 333-162998**

Dear Mr. Wilson:

We have reviewed your amended filing and your response letter filed December 22, 2009. Please see our comments below.

Exhibit 5.1

1.   We note that counsel limits its opinion to the laws of the Province of Ontario and the federal laws of Canada. The form of indenture filed as Exhibit 4.2, under which the debt securities will be issued, is governed by New York law. Please have counsel revise the legality opinion to cover the laws of New York. Alternatively, please provide an additional legality opinion of local counsel covering New York law.

2.   Please be advised that you must file an amended opinion each time a takedown occurs. The amended legality opinion may not contain the assumptions you have provided in your opinions numbered one through seven.

Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Dietrich King, Staff Attorney at (202) 551-3338 with any questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: CT Corporation System
        111 Eighth Avenue
        New York, New York 10011

cc: Andrew J. Beck, Esq. (*via facsimile at* (212) 682-0200)
        Torys LLP
        237 Park Avenue
        New York, New York 10017